1901 East Edwardsville Road

Wood River, IL 62095

Via Email

December 17, 2012

Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561
Attention: Lyn Shenk, Branch Chief

Re:	YTB International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 29, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-18412

Dear Mr. Shenk:

YTB International, Inc. hereby provides the following responses to your comment letter dated May 23, 2012 concerning the above-referenced filings.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1.  Business, page 4

1. Refer to your responses to prior comments 1 and 2. We expect that the Form 10-K for the year ended December 31, 2011, which has not yet been filed, will describe, as appropriate, the actual and/or expected impact on your organization of both the reorganization and restructuring efforts reported in the Form 8-K filed on May 15, 2012 and the apparent, yet to be completed, asset purchase agreement with Sixth Scott in regard to YTB Travel, Inc. and YTB Travel Network of Illinois, as well as the status of the aforementioned efforts and transaction at the time of filing. Please confirm that you intend to make such disclosure. In connection with this, tell us the present status of the transaction represented by the purchase agreement with Sixth Scott.

Confirmed.  The company will make full disclosure of the actual and/or further expected impact on the organization of both the reorganization and restructuring efforts reported in the Form 8-K filed on May 15, 2012

The sale of certain assets of YTB Travel, Inc. and YTB Travel Network of Illinois, Inc. was completed on March 1, 2012, as reported in our Form 8-K filed on March 1, 2012.  The transaction involved the assignment of certain fixed and intangible assets of minimal book value to Sixth Scott, LLC and the assumption by First Travel Alliance, LLC (an affiliate of Sixth Scott, LLC) of certain services and obligations previously provided by YTB Travel, Inc. and YTB Travel Network of Illinois, Inc. No cash was received by YTB at the closing.  On a book basis, YTB Travel, Inc. and YTB Travel Network of Illinois, Inc. had no assets, liabilities, or goodwill at the time the transaction was completed.

2. Please refer to the proposed revised disclosure contained in the response to prior comment 1. We did not note a description of the “associates/free agents/affiliates” within your organization, whom we note are given a free account through which they sell travel and/or proprietary products. Please expand the proposed disclosure to include such personnel, the applicable term for these personnel (that is, “associate,” “free agent” or “affiliate”), their role in your organization, and their relationship to “Reps” and “RTAs.” Your expanded disclosure should discuss whether this group (a) is expected to continue to be a significant portion of your total number of personalized website owners, as indicated by your prior disclosures, and (b) will continue to be given personalized websites for free under your new organizational structure.

The company’s future disclosures will explain and make clear that there are only two classifications for YTB independent field sales representatives.  The two classifications are: referring travel agents (or, “RTAs”) and independent marketing representatives (or, “Reps”).  References to “associates,” “free agents,” or “affiliates” will be avoided.

3. Please clarify the basis upon which the 50% commission referred to in the last sentence under “Product Segment” in your proposed revised disclosure is determined – for example, based upon the total applicable commission amount earned by YTB, sale price, or some other factor. In addition, clarify who earns the commission.

The definition of the commission amount is the portion of the vendors’ revenue that is returned to YTB for the services performed by RTAs.  The RTA earns half of the total commission paid to YTB from the vendors.   The other half is retained by YTB.

Form 10-Q for Fiscal Quarter Ended June 30, 2011
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 1 – Organization and Nature of Operations, page 8

4. Refer to your responses to prior comments 5 and 10. We do not agree that the initial set up fees you charge represent the culmination of a separate earnings process that should be recognized as revenue immediately. Such an earnings process should provide value to a customer on a standalone basis. It is not apparent from your facts and circumstances that the set up fees provide such value. Please note that the timing of the recognition of revenue is based on when the associated services are provided and not based on the timing of when related costs are incurred. Moreover, we note that your disclosed accounting policy is to recognize all upfront fees over the expected life of the subscriber, which is in conformity with the guidance provided in questions 1 and 2 of Staff Accounting Bulletin Topic 13.A.3.f. In accordance with your accounting policy, please reassess the accounting for the indicated initial set up or upfront fees for each annual and interim period affected. In so doing, please tell us the amount of fees that are subject to your reassessment and the periods affected.

We agree that $50.00 of each $199.95 activation fee should be amortized over the average life of subscription by an RTA.  Our records show that the average subscription life is approximately eleven months.  For 2011, the following table shows the impact:

Quarter	New RTAs	Deferred Revenue
1st	4,359	$82,955
2nd	1,917	$36,482
3rd	2,084	$39,660
4th	1,357	$25,825

5. Refer to your response to prior comment 7. With regard to the number of active “free agents” or “associates,” we believe that you should make a distinction between the number that maintain their affiliation with you and the number within this population that are truly active – that is, those that are consistently performing the intended services expected of such personnel. It may be reasonable to consider within your definition and number of active personnel a brief period of inactivity, supported by your historical experience that demonstrates a pattern of consistent activity over an extended period of time that justifies a description as active. We believe making the noted distinction will provide investors with a better understanding of your revenue generation potential. Please revise your disclosure accordingly.

As discussed above, we have eliminated the use of the phrases “free agents” and “associate” and will no longer use those phrases in our disclosures or filings.  The RTAs, who pay the company the $199.95 activation fees, and the ongoing $49.95 monthly fees, have sometimes in past filings and disclosures been referred to as “Subscribers.”

Note 3 – Liquidity and Financial Condition, page 9

6. Refer to your response to prior comment 8. Please include in the Form 10-K for fiscal 2011, which has not yet been filed, robust and candid disclosure of reasonable expectations with regard to the adequacy of your liquidity and capital resources. This disclosure should give appropriate consideration to your reorganization and restructuring efforts, the asset purchase agreement with Sixth Scott referred to above, and your actual results, cash flows and financial position through the most recent annual and interim periods completed.

Confirmed and the company agrees to do so.

7. Refer to your response to prior comment 12. You state that no one is on track to meet the guaranteed income under the $3,600 guarantee program. Therefore, it appears that a liability exists that should be accrued. Please tell us the amount of the liability for each annual and interim period for which this guarantee was in effect and how each amount was determined.

As previously stated in prior comment 12, no Rep qualified for the $3,600 guarantee.  It became clear that the program could not operate as originally conceived and therefore it has been cancelled.  Since no Rep qualified and since the program has been cancelled, there should be no requirement to set up a liability.

8. Refer to your response to prior comment 14. Please revise your disclosure to be consistent with the response.

Not applicable.  As discussed above, the program has been cancelled.

Note 4 – Sale of Assets, page 9

9. Refer to your response to prior comment 18. From this response, it appears that you invested an additional $416 thousand into developing the property indicated in the response. However, it does not appear that you reported the associated cash outflow as an investing activity in the investing section of the statement of cash flows for the periods affected. Please reassess the reporting of this activity for each period affected, as this outflow appears to be material to both your investing activity and the complete understanding of the Zeiser note receivable associated with such activity.

The company agrees to comply and to reassess the reporting of the activity for each period affected.

10. Refer to your response to prior comment 19. Based on the information available to us, the buyer note receivable in the amount of $4.3 million does not appear to be substantive in that the buyer has no obligation to pay the note after it has expired, and there is no apparent recourse by you if any portion of the note is not paid, or the note is not repaid in full before or after it expires. Therefore, the amount of the note should not be considered in determining the net results of the sale of the corporate office building. The cash proceeds received of $2.8 million appear to represent the fair value of the property, based on references to the appraised value in this amount in both the promissory note for the buyer note receivable and rider A to the sales contract for the property. In view of the preceding, it appears from the information in your response that you incurred an aggregate loss on the sale of the property in the amount of $5,529,412.90 that should be recognized immediately. This is based on a cash sale price of $2.8 million, less: (a) a financing obligation to be recognized of $2.8 million in connection with your continuing involvement in the property through your purchase options for the property, pursuant to ASC 840-40-25-13a, (b) the write off of $4,472,418.47 for the portion of the carrying amount (with the carrying amount equal to $7,272,418.47) of the property in excess of its fair value pursuant to ASC 840-40-25-3c and 30-3, (c) settlement charges of $79,977.50 incurred on the sale, (d) the carrying amount of the Zeiser note of $415,503.00 exchanged in the sale, (e) the balance of associated unamortized debt costs written off of $202,917.50 and (f) the value of warrants issued in the sale of $358,596.43. Based on disclosure in the “TI2B, LLC (F/KA WR Landing)” section of Note 5 of the notes to the financial statements in the 2010 Form 10-K, it appears that the $96,913.30 described in the response as “reverse deferred gain” is unrelated to the sale of the corporate office building. Please reassess the accounting for and reporting of this transaction for each period affected. Additionally, your response did not address the $84 thousand fee paid to an unrelated party in connection with the sale of the corporate office building, as disclosed in several places in the 2010 Form 10-K, that appears should be further factored into the loss on the transaction.

Upon re-examination, the company agrees that the $4.3 million note receivable should not be recorded as an asset and that the amount of the note should not be considered in determining the net results stemming from the sale of the corporate office.

Without taking a position on what the fair market value of the corporate office was on the date of the transaction, after eliminating the recorded net present value of the $4.3 million note receivable, the company calculates the net loss of the sale of the corporate office to be $5.1 million.

The company confirms that the “reverse deferred gain” of $96,913.30 reflected in the company’s 2010 Form 10-K was not related to the sale of the corporate office.

The company agrees to reassess the reporting for the sale of the corporate office for each period affected.  Attached as Exhibit A to this letter is a schedule depicting the adjustments that should be made to the balance sheet, income statement, and statement of cash flows for each of the three reported quarters in 2011.

The $84,000 fee was paid to Summit Capital, Inc. for advisory services associated with the sale of the corporate office and that amount has been included in the company’s calculation of the net loss on the transaction as specified above.

11. Refer to your response to prior comment 20. Based on information available to us, it appears that the reduced rent is directly attributable to the buyer note related to the sale of the corporate office building and exists only as long as that note is outstanding. Since the Zeiser note receivable was consideration you transferred in the sale of the corporate office building, it appears that the carrying amount of the note should be factored into the loss on the sale of the corporate office building, as indicated in the comment above, and not recorded as a deferred charge. In connection with the preceding comment, please reassess your accounting for the transfer of the Zeiser note receivable upon the sale of the corporate office building.

The company agrees to reassess its accounting for the transfer of the Zeiser note receivable and to factor the transfer to that note receivable into the calculation of the net loss of the sale of the corporate office.  The revised net loss calculation provided in the company’s response to item 10 above is based on a write-off of the Zeiser note.

12. Refer to your response to prior comment 21. We did not identify any document filed on March 11, 2011, as indicated in your response, or any filed exhibit containing the document included as exhibit A in your response. Please file exhibit A in your response as an exhibit within the commission’s EDGAR system.

The company will file this document, which was previously submitted to the Staff on September 21, 2012, as an exhibit within the commission’s EDGAR system.

13. Refer to your response to prior comment 22. In connection with the comment above regarding the recording of the sale of the corporate office building, please reassess your accounting for the related sale/leaseback.

As requested, the company agrees to re-assess its accounting.    The lease will be treated as an operating lease.  The company will provide appropriate disclosure and discussion of this approach in its filings.

Segment Information, page 18

14. Refer to your responses to prior comment 24 through 27. We note from the Form 8-K filed on April 16, 2012 that the filing of the Form 10-K has been delayed in part due to the need to complete your annual goodwill impairment analysis. We expect that this analysis will give careful consideration to your reorganization and restructuring efforts and the asset purchase agreement with Sixth Scott referred to above, and include reasonable and candid expectations based on both your actual results, cash flows, and financial position through the most recent annual and interim periods completed and any trends indicated thereby. Please provide us with a copy of this goodwill impairment analysis when completed. Please also tell us the name of the independent third party that prepared the goodwill impairment analysis.

The company agrees to comply with this request.  The goodwill impairment analysis has not been completed.  When the analysis has been completed, the company will provide it to the Staff and the company will provide the Staff with the name of the independent advisor assisting in the analysis.

15. You state in your response to prior comment 27 that you reached a modified agreement on the asset purchase agreement with Sixth Scott in regard to YTB Travel, Inc. and YTB Travel Network of Illinois. You also state that the modified agreement was filed in a Form 8-K on February 24, 2012. We did not identify a Form 8-K that was filed on this date, nor did we identify any other filed Form 8-K that contained the modified agreement as an exhibit. Please file the modified agreement as an exhibit within the commission’s EDGAR system, and provide us with a copy of this agreement.

The company will file this document, which was previously submitted to the Staff on September 21, 2012, as an exhibit within the commission’s EDGAR system.

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Notes to Condensed Financial Statements
Note 3. Liquidity and Financial Condition, page 9

16. Refer to your response to prior comment 29. You assert that YTB Travel Network of Illinois was a non-operating subsidiary that existed solely to hold the licenses that YTB Travel Network of Delaware utilized to perform travel operations, and that the company did not have any assets or liabilities as of the sale date, and was not material to the marketing segment. However, your disclosures in the Form 8-K filed March 1, 2012 that “the YTB Parties agreed to engage the Purchaser as the sole and exclusive provider to the YTB Parties and their affiliates of all travel related services anywhere in the world other than Canada during the term of the Amended and Restated Agreement,” and “Purchaser may offer employment to certain YTB Travel employees, as provided in the Amended and Restated Agreement, and the YTB Parties will use all commercially reasonable efforts to encourage those employees to accept employment with the Purchaser” appear to contradict your assertion. It appears that the licenses are the basis for the travel business and without which you cannot perform such business, that your travel business other than that related to Canada is to be sold, and that the travel business is material, since this appears to be a principal activity within your overall organization. For these reasons, we reissue our prior comment. Please tell us which segment (or segments) the travel business relates to. In so doing, quantify for us the percentage of the applicable segment’s assets, net assets, revenues, and results related to the travel business. To the extent that the travel business relates to your marketing segment, please tell us whether a portion of the marketing segment’s goodwill is to be included in the carrying value of the travel business to be sold, the amount of such goodwill, and the method used to determine the amount. If no goodwill is to be allocated to the travel business, explain why. Refer to FASB ASC 350-20-35-52 through 35-57 for guidance. Further, tell us whether you plan to report a gain or loss in connection with the sale of the travel business, as well as how the gain or loss was computed.

As previously reported, YTB Travel Network of Illinois was a non-operating subsidiary that existed solely to hold the licenses that YTB Travel Network of Delaware utilized to perform travel operations.  That company did not have any assets or liabilities as of the sale date, and it was not material to the marketing segment.  No cash or assets changed hands on the sale date, and there was no stated sales price.  Therefore, no gain or loss was reported.  In addition, the goodwill that was allocated to YTB Travel Network of Illinois was written-off in fiscal 2009.

Although the parties entered into a contract on October 25, 2011, that contract was replaced and superseded by a different contract dated March 1, 2012, which was the date when the assets were transferred and First Travel Alliance, LLC began providing travel fulfillment services to the company’s RTAs.  Accordingly, it should not be necessary to breakout “the percentage of the applicable segment’s assets, net assets, revenues, and results” for 2011.  The company agrees to do that, however, for 2012; the year in which the transaction occurred.

The company’s agreement with Sixth Scott, LLC and First Travel Alliance, LLC, discussed in more detail above, requires First Travel Alliance to provide ongoing travel fulfillment services to the company and its RTAs.  Travel fulfillment services agreements are not uncommon in the travel industry.  They are akin to outsourcing arrangements.

17. From the reference to “during the term of the Amended and Restated Agreement” disclosed in the Form 8-K referred to in the preceding comment, it appears that a period of time continues to be associated with the sale of the travel business. If this is true, please explain to us the purpose and significance of the period of time for this purported sale transaction.

As reported in the Form 8-K filed on March 1, 2012, the closing of the Amended and Restated Asset Purchase Agreement between the company and Sixth Scott, LLC and First Travel Alliance, LLC was completed on March 1, 2012.  In accordance with the terms of that agreement, First Travel Alliance, LLC, as discussed in the preceding response, continues to provide certain travel fulfillment services to the company and its network of RTAs.

Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (618) 216-4106 or via email at sboyd@ytb.com.

Very truly yours,

/s/ Steven M. Boyd

Steven M. Boyd
Controller/Principal Accounting Officer

EXHIBIT A
ADJUSTMENTS
($000)

	March 31, 2011		June 30, 2011		September 30, 2011
Balance Sheet	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
Assets:
Other prepaid expenses	$454	$608	$510	$681	$537	$680
Property and equipment, net	$6,947	$3,232	$6,777	$3,107	$6,629	$3,007
Note receivable	$3,715	$-	$3,748	$-	$3,810	$-
Other assets	$359	$10	$316	$10	$262	$10

Total Assets	$18,103	$9,262	$17,210	$8,295	$16,417	$7,516

Liabilities:
Finance obligation	$6,515	$2,800	$6,471	$2,770	$6,420	$2,740

Total Liabilities	$16,150	$9,635	$15,205	$8,734	$14,889	$8,469

Income Statement
Operating Expenses
Depreciation	$266	$156	$174	$48	$148	$78
Loss on sale of assets	$1,222	$5,133	$-	$-	$-	$-

Net Loss	$(2,310)	$(6,111)	$(356)	$(200)	$(668)	$(538)

Statement of Cash Flow
Net Loss	$(2,310)	$(6,111)	$(2,666)	$(6,467)	$(3,334)	$(7,135)
Adjustments from Operating Activities
Depreciation and Amortization	$266	$156	$440	$174	$588	$252
Loss on Sale of Assets	$758	$4,669	$758	$4,669	$760	$4,671
Accounts Payables	$61	$477	$28	$444	$623	$1,039

Net Cash Used In Operating Activities	$(821)	$(405)	$(893)	$(477)	$(1,363)	$(1,779)

Purchases of Property and Equipment	$(239)	$(655)	$(243)	$(659)	$(686)	$(1,102)
Net Cash Provided by Investing Activities	$2,561	$2,145	$2,557	$2,141	$2,341	$1,925

Net Cash (Used In Provided by Financing Activities	$(1,495)	$(1,495)	$(1,495)	$(1,495)	$(1,278)	$(1,278)

Cash End of Period	$738	$738	$662	$662	$189	$189